Exhibit 99.1

KAIXIN AUTO HOLDINGS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM(PCAOB ID: 5395)

To the Shareholders and Board of Directors of Kaixin Auto Holdings:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kaixin Auto Holdings (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for lease in year ended December 31, 2021 due to the adoption of Accounting Standards Codification Topic 842, Leases, as amended, effective January 1, 2021, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2020.

New York, NY

April 28, 2022

F-2

KAIXIN AUTO HOLDINGS

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	As of December 31,
	2020	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$607	$5,263
Inventories	—	404
Amount due from related parties	705	—
Prepayment for vehicle purchase and other current assets	441	53,270
TOTAL CURRENT ASSETS	1,753	58,937
Property and equipment, net	1	22
Intangible assets, net	293	14,640
Right-of-use assets	—	561
Other non-current assets, net	4,546	—
TOTAL NON-CURRENT ASSETS	4,840	15,223
TOTAL ASSETS	$6,593	$74,160

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$—	$295
Advances from customers	410	553
Short-term borrowings	—	6,277
Short-term lease liabilities	—	85
Income tax payable	4	3,399
Amounts due to related parties	10	3,943
Warrant liability	—	340
Accrued expenses and other current liabilities	6	14,491
TOTAL CURRENT LIABILITIES	430	29,383
Long-term bank loan	—	2,000
Long-term lease liabilities	—	431
Convertible notes	—	2,022
Payable for dealership settlement	—	2,245
TOTAL NON-CURRENT LIABILITIES	—	6,698
TOTAL LIABILITIES	$430	$36,081

COMMITMENT AND CONTIGENCIES	—	—

SHAREHOLDERS’ EQUITY

Ordinary Shares (par value of $0.00005 per shares; 1,000,000,000 shares authorized, 74,035,502 and 163,129,655 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	4	8
Series D convertible preferred shares (par value of $0.0001, nil and 6,000 shares authorized as of December 31, 2020 and 2021, respectively. Nil and 6,000 shares issued and outstanding as of December 31, 2020 and 2021 respectively)	—	1
Additional paid-in capital	7,632	227,310
Statutory reserve	8	8
Accumulated deficit	(1,723)	(198,302)
Accumulated other comprehensive income	242	637
TOTAL KAIXIN AUTO HOLDINGS’ SHAREHOLDERS’ EQUITY	6,163	29,662
Non-controlling interests	—	8,417
TOTAL EQUITY	6,163	38,079
TOTAL LIABILITIES AND EQUITY	$6,593	$74,160

The accompanying notes are an integral part of these consolidated financial statements.

F-3

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share, per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021
REVENUE, NET	$45,848	$1,207	$253,840
Cost of revenues	45,662	1,207	248,583
GROSS PROFIT	186	—	5,257

Selling and marketing expenses	195	11	481
General and administrative expenses	127	265	43,734
Impairment of goodwill	—	—	143,655
Total operating expenses	322	276	187,870

LOSS FROM OPERATIONS	(136)	(276)	(182,613)

Other income (expenses), net	61	25	(4)
Foreign currency exchange (loss) gains	(32)	86	(432)
Interest expense, net	(3)	(1)	(245)
Change in fair value of warrants	—	—	1,995
Impairment of other non-current assets			(4,216)
Provision for dealership settlement	—	—	(11,142)

LOSS BEFORE INCOME TAX PROVISION	(110)	(166)	(196,657)

Income tax benefit	—	—	729

NET LOSS	(110)	(166)	(195,928)
Less: net income attributable to non-controlling interests	—	—	651
NET LOSS ATTRIBUTABLE TO KAIXIN'S SHAREHOLDERS	(110)	(166)	(196,579)

Other comprehensive income
Foreign currency translation adjustment	112	181	512
COMPREHENSIVE INCOME (LOSS)	$2	$15	$(195,416)
Less: comprehensive income attributable to non-controlling interest	—	—	768
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO KAIXIN'S SHAREHOLDERS	2	15	(196,184)

Net loss per share
Basic and diluted	(0.0015)	(0.0022)	(1.7181)

Weighted average shares used in calculating net loss per share
Basic and diluted	74,035,502	74,035,502	114,416,353

The accompanying notes are an integral part of these consolidated financial statements.

F-4

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of US dollars, except share and per share data, or otherwise noted)

								Accumulated
								Other
	Preferred				Additional			Comprehensive	Total		Total
	shares		Ordinary shares		paid-in	Statutory	Accumulated	(loss)	shareholders'	Non-controlling	shareholders'
	Shares	Amount	Shares	Amount	capital	reserve	deficit	income	equity	interest	equity
Balance as of December 31, 2018	—	$—	74,035,502	$4	$1,589	$8	$(1,447)	$(51)	$103	$—	$103
Shareholder investment	—	—	—	—	3,910	—	—	—	3,910	—	3,910
Net loss	—	—	—	—	—	—	(110)	—	(110)	—	(110)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	112	112	—	112
Balance as of December 31,2019	—	$—	$74,035,502	$4	$5,499	$8	$(1,557)	$61	$4,015	$—	$4,015

Shareholder investment	—	—	—	—	8,096	—	—	—	8,096	—	8,096
Capital divestments	—	—	—	—	(5,963)	—	—	—	(5,963)	—	(5,963)
Net loss	—	—	—	—	—	—	(166)	—	(166)	—	(166)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	181	181	—	181
Balance as of December 31, 2020	—	$—	74,035,502	$4	$7,632	$8	$(1,723)	$242	$6,163	$—	$6,163

Net loss	—	—	—	—	—	—	(196,579)	—	(196,579)	651	(195,928)
Reverse acquisition	6,000	1	69,424,993	3	167,756	—	—	—	167,760	7,649	175,409
Vesting of restricted shares award	—	—	18,580,015	1	40,335	—	—	—	40,336	—	40,336
Share-based compensation-option	—	—	—	—	1,254	—	—	—	1,254	—	1,254
Series A preferred shares conversion	—	—	1,089,145	—	1,436	—	—	—	1,436	—	1,436
Contingent liabilities assumed by Renren Inc.	—	—	—	—	8,897	—	—	—	8,897	—	8,897
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	395	395	117	512
Balance as of December 31, 2021	6,000	$1	163,129,655	$8	$227,310	$8	$(198,302)	$637	$29,662	$8,417	$38,079

The accompanying notes are an integral part of these consolidated financial statements.

F-5

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(110)	$(166)	$(195,928)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities of continuing operations:
Depreciation and amortization	3	5	787
Impairment of goodwill	—	—	143,655
Loss from the disposal of property and equipment	—	—	8
Fair value change of warrants	—	—	(1,995)
Share-based compensation	—	—	41,589
Foreign currency exchange loss (gain)	32	(86)	432
Impairment of other non-current assets	—	—	4,216
Provision for dealership settlement	—	—	11,142
Interest expense from Convertible note	—	—	22
Changes in operating assets and liabilities:
Inventories	44	—	(404)
Prepayment for vehicle purchase and other current assets	1,209	(437)	(6,121)
Amount due from related parties	56	(509)	326
Accounts payable	—	—	(111)
Advances from customers	(369)	326	(318)
Accrued expenses and other current liabilities	(22)	1	1,287
Short-term lease liabilities	—	—	(31)
Amount due to related parties	(552)	(269)	25
Income tax payable	(33)	—	(684)
Other non-current assets	(98)	—	—
Net cash provided by (used in) operating activities	160	(1,135)	(2,103)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	—	(290)	(32)
Cash acquired on reverse acquisition	—	—	4,299
Net cash (used in) provided by investing activities	—	(290)	4,267

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from repayment of loan	405	—	—
Repayments of interest-free borrowings to related parties	(4,632)	—	—
Proceeds from convertible note	—	—	2,000
Capital contribution	3,909	8,095	—
Capital divestment	—	(5,963)	—
Net cash (used in) provided by financing activities	(318)	2,132	2,000

Effect of exchange rate changes on cash and cash equivalents	144	(104)	492

Net changes in cash and cash equivalents	(14)	603	4,656
Cash and cash equivalents at beginning of year	18	4	607
Cash and cash equivalents at end of year	$4	$607	$5,263

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expense paid	—	—	23

NON-CASH ACTIVITIES:
Net assets acquired on reverse acquisition (See Note 3)	—	—	161,760
Vesting of restricted shares award	—	—	1
Obtaining right-of-use assets in exchange for operating lease liabilities	—	—	515

F-6

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Kaixin Auto Holdings (“the Company” or “KAH”), was founded in 2016 and was incorporated in the Cayman Islands.

On June 25, 2021, KAH completed a reverse acquisition (or reverse takeover, the “RTO”) with Haitaoche Limited (“Haitaoche”, or “HTC”), a company with focus on sales of imported automobiles and wholesale of domestic vehicles in PRC through its subsidiaries and variable interest entities, resulting in KAH acquiring 100% of the share capital of Haitaoche in exchange for an aggregate of 74,035,502 ordinary shares, which was issued to several former shareholders of Haitaoche. Following the Issuance, Haitaoche shareholders and KAH shareholders own 51.61% and 48.39%, respectively, of the post-closing outstanding KAH ordinary shares (on a fully diluted basis). The shareholders of Haitaoche controlled largest portion of the voting rights in the consolidated entity, and the management of Haitaoche became the management of the consolidated entity, resulting in the reverse acquisition of KAH under the acquisition method, whereby Haitaoche is deemed to be the accounting acquirer (See Note 3).

Following the completion of the RTO, KAH is the consolidated parent of Haitaoche and the resulting company operates under the KAH corporate name. Haitaoche’s historical financial statements became the historical financial statements of the Company. The acquired assets and liabilities of KAH are included in the Company’s consolidated balance sheet since June 25, 2021 and the results of its operations and cash flows are included in the Company’s consolidated statement of operations and comprehensive income (loss) and cash flows for periods beginning after June 25, 2021.

The Company, its consolidated subsidiaries, variable interest entities (“VIEs) and their subsidiaries, are collectively referred to as the “Group”. The Group is primarily engaged in sales of domestic automobiles and the used car sales business in the People’s Republic of China (“PRC”).

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with the PRC laws and regulations, the Company primarily conducts its business in China through the Company’s VIEs, i.e. Zhejiang Jieying Automobile Sales Co., Ltd (“Zhejiang Jieying”, formerly known as Shanghai Jieying Automobile Sales Co., Ltd), Shanghai Qianxiang Changda Internet Information Technology Development Co.,Ltd. (“Shanghai Changda”), Ningbo Jiusheng Automobile Sales and Services Co., Ltd.(“Ningbo Jiusheng”) and Qingdao Shengmei lianhe Import Automobile Sales Co., Ltd. (“Qingdao Shengmei”) and their subsidiaries, based on a series of contractual arrangements by and among Zhejiang Kaixin Auto. Co., Ltd.(“Zhejiang Kaixin”), Shanghai Renren Automotive Technology Group Co., Ltd. (“Shanghai Auto”), Zhejiang Taohaoche Technology Co., Ltd. (“Zhejiang Taohaoche”, formerly known as Ningbo Taohaoche Technology Co., Ltd.), the Company’s VIEs and their nominee shareholders.

The following is a summary of the contractual agreements (collectively, “VIE Agreements”) that the Company, through its subsidiaries, entered into with the consolidated VIEs and their nominee shareholders:

The Kaixin VIE arrangements

To comply with PRC laws and regulations, on August 18, 2017, Shanghai Auto, a wholly owned subsidiary of the Company through Jet Sound Hong Kong Company Limited, entered into a series of contractual arrangements with Zhejiang Jieying and Shanghai Changda (“Kaixin VIEs”) and their nominee shareholders. In December 2021, Zhejiang Kaixin which is a wholly owned subsidiary of the Company, Zhejiang Jieying and Zhejiang Jieying’s nominee shareholders signed a series of amended and restated contractual agreements that replace the original VIE agreements entered into between Shanghai Auto and Zhejiang Jieying and their nominee shareholders in August 2017. Since Zhejiang Kaixin and Shanghai Auto are companies under common control, the renewed contractual arrangements had no substantial change compared to the version signed on August 18, 2017. Through these original and renewed contractual arrangements, the Company exert control over the Kaixin VIEs and receive substantially all the economic benefits from their operations. These contractual agreements include Power of Attorneys, Business Operations Agreements, Exclusive Equity Option Agreements, Exclusive Technology Support and Technology Service Agreements, Loan Agreements, Equity Interest Pledge Agreements, Intellectual Property Right License Agreements and Spousal Consent Agreements (collectively “Kaixin VIE Agreements”).

F-7

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

The Kaixin VIE arrangements-continued

Each of the Kaixin VIE Agreements is described in detail below:

(1)	Power of Attorney: Each shareholder of Kaixin VIEs signed a power of attorney in 2021 pursuant to which he or she irrevocably authorizes Zhejiang Kaixin or any person designated by Zhejiang Kaixin to vote on Kaixin VIEs shareholder’s behalf at the shareholders’ meetings of Kaixin VIEs and exercise full voting rights as a Kaixin VIEs shareholder, including but not limited to, the right to propose a shareholders’ meeting, to accept any notification about the holding of such meeting, to attend the shareholders’ meeting and exercise full voting rights, and to sell or transfer any portion of Kaixin VIEs shareholder’s equity interests in Kaixin VIEs.

(2)	Business Operations Agreements: The business operations agreements specifically and explicitly grant Zhejiang Kaixin/Shanghai Auto the principal operating decision making rights, such as the appointment of the directors and executive management, of the Kaixin VIEs. The term of each business operation agreement is 10 years and will be extended automatically for another 10 years except where Shanghai Auto/Zhejiang Kaixin provides prior written notice otherwise. Neither the Kaixin VIEs nor any of the Kaixin VIEs’ shareholders may terminate the agreements during the terms or the extensions of the terms.

(3)	Exclusive Equity Option Agreements: Under the exclusive equity option agreements, Zhejiang Kaixin and Shanghai Auto have the exclusive right to purchase the equity interests of the Kaixin VIEs from the registered legal equity owners as far as PRC regulations permit a transfer of legal ownership to foreign ownership. Zhejiang Kaixin and Shanghai Auto can exercise the purchase right at any portion and any time in the 10-year agreement period. Without Zhejiang Kaixin and Shanghai Auto’s consent, the Kaixin VIEs’ shareholders shall not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in the VIEs in any way. The equity option agreement will remain in full force and effect until the earlier of (i) the date on which all of the equity interests in the Kaixin VIEs have been acquired by Zhejiang Kaixin/Shanghai Auto or their designated representative(s); or (ii) the receipt of the 30-day advance written termination notice issued by Zhejiang Kaixin/Shanghai Auto to the shareholders of the Kaixin VIEs. The term of these agreements will be automatically renewed upon the extension of the term of the relevant exclusive equity option agreement.

(4)	Exclusive Technology Support and Technology Service Agreements: Zhejiang Kaixin, Shanghai Auto and Kaixin VIEs’ shareholders irrevocably agree that the Zhejiang Kaixin and Shanghai Auto shall be the exclusive technology service provider to the Kaixin VIEs in return for a service fee, which is determined at the sole discretion of Zhejiang Kaixin/Shanghai Auto. The term of each agreement is ten years and will be extended automatically for another ten years unless terminated by Zhejiang Kaixin and Shanghai Auto. Zhejiang Kaixin/Shanghai Auto can terminate the agreement at any time by providing a three-month prior written notice. The term of each exclusive technology support and technology services agreement is 10 years.

(5)	Loan Agreements: Under loan agreements between the Zhejiang Kaixin, Shanghai Auto and each of the shareholders of the Kaixin VIEs, Zhejiang Kaixin and Shanghai Auto made interest-free loans to the shareholders of exclusively for the purpose of the initial capitalization and the subsequent financial needs of the Kaixin VIEs. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in the Kaixin VIEs to Zhejiang Kaixin and Shanghai Auto or their designated representatives pursuant to the equity option agreements. The term of each of these loans is ten years from the actual drawing down of such loans by the shareholders of the Kaixin VIEs, and will be automatically extended for another ten years unless a written notice to the contrary is given by Zhejiang Kaixin/Shanghai Auto to the shareholders of the Kaixin VIEs three months prior to the expiration of the loan agreements. The Kaixin VIE shareholders undertake, among other things, not to transfer any of their respective equity interests in the Kaixin VIEs to any third party.

(6)	Equity Interest Pledge Agreements: The shareholders of the Kaixin VIEs have pledged all of their equity interests in the Kaixin VIEs with Zhejiang Kaixin/Shanghai Auto, and Zhejiang Kaixin and Shanghai Auto are entitled to certain rights to sell the pledged equity interests through auction or other means if the VIEs or the shareholders default in their obligations under other above-stated agreements.

F-8

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

The Kaixin VIE arrangements-continued

(7)	Intellectual Property Right License Agreements: Shanghai Auto/Zhejiang Kaixin grants to the Kaixin VIEs non-exclusive licenses to use certain intellectual property rights as listed in these agreements during the Kaixin VIEs’ normal business operations in the PRC. The Kaixin VIEs pay Shanghai Auto/Zhejiang Kaixin license fees on a monthly basis. The parties have made record filings of copies of these agreements to the relevant authorities subject to the requirements of the PRC law. The term of each intellectual property license agreement is five years and will be automatically extended for an additional one year unless either party provides the other party with prior written notice of termination.

(8)	Spousal Consent Agreements: The spouse of each of the shareholders of Zhejiang Jieying and Shanghai Changda acknowledged that certain equity interests of Zhejiang Jieying and Shanghai Changda, held by and registered in the name of his/her spouse would be disposed of pursuant to the loan agreement, exclusive equity option agreement and equity interest pledge agreement of which they were respectively a party, and they will not take any action to interfere with such arrangement, including claiming that such equity interests constitute property or communal property between his/her spouse and himself/herself.

As a result of these contractual arrangements and the completion of the RTO, the Company is fully and exclusively responsible for the management of Kaixin VIEs, assumes all of risk of losses of Kaixin VIEs and has the exclusive right to exercise all voting rights of Kaixin VIEs’ Shareholders. Therefore, the Company is considered the primary beneficiary of Kaixin VIEs and has consolidated the financial results of the Kaixin VIEs and their subsidiaries in the Group’s consolidated financial statements.

The Haitaoche VIE arrangements

To comply with PRC laws and regulations, Zhejiang Taohaoche, which became a wholly owned subsidiary of the Company after the completion of the RTO, conducts a substantial portion of the business in China through Ningbo Jiusheng and Qingdao Shengmei (the “Haitaoche VIEs”), and their subsidiaries, based on a series of contractual arrangements signed on July 11, 2019 and amended in October and November 2020, by and among Zhejiang Taohaoche, the Haitaoche VIEs and their nominee shareholders. Through these contractual arrangements, the Company exert control over the Haitaoche VIEs and receive substantially all the economic benefits from their operations. These contractual agreements include Business Operation Agreements, Powers of Attorney (Annex I of Business Operation Agreement), Agreement on Disposal of Equity and Assets, Exclusive Consulting and Service Agreements, Equity Pledge Agreements (collectively “Haitaoche VIE Agreements”).

Each of the Haitaoche VIE Agreements is described in detail below:

(1)	Business Operation Agreements: Pursuant to the Business Operation Agreements among Zhejiang Taohaoche and Haitaoche VIEs and their shareholders, each shareholder of Haitaoche VIEs confirms and agrees that without prior written consent of Zhejiang Taohaoche or other parties designated by Zhejiang Taohaoche, Haitaoche VIEs shall not engage in any transaction that would have material effects on its assets, business, personnel, obligations, rights and operation. Haitaoche VIEs and the shareholders agree to accept Zhejiang Taohaoche’s proposals from time to time relating to the employment or dismissal of employees, daily operation and management, and financial management system, and strictly implement the same. The shareholders agree that it shall issue the power of attorney, whereby, the shareholders shall irrevocably authorize Zhejiang Taohaoche’s designee to exercise the shareholder’s rights on behalf of the shareholder, and exercise all voting rights in the name of the shareholders in the shareholder’s meeting of Haitaoche VIEs. The shareholders further agree to replace the person authorized in such power of attorney, in accordance with Zhejiang Taohaoche’s requirement at any time. Zhejiang Taohaoche shall have the right to decide whether to terminate all the agreements between Zhejiang Taohaoche and Haitaoche VIEs, including by not limited to the Exclusive Consultancy and Services Agreement.

F-9

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

The Haitaoche VIE arrangements-continued

(2)	Agreement on Disposal of Equity and Assets: Pursuant to the Agreement on Disposal of Equity and Assets among Zhejiang Taohaoche, Haitaoche VIEs and their shareholders, the parties agree that from the effective date of this agreement, save as disclosed to Zhejiang Taohaoche and approved by Zhejiang Taohaoche in writing in advance, Zhejiang Taohaoche has the exclusive option to purchase or designate a third party to purchase at any time, all the equity interest held by the authorizing party in Haitaoche VIEs or all the assets owned by Haitaoche VIEs, at the lowest price permitted under the laws and regulations of the People’s Republic of China at the time of the exercise of such option. This option shall be granted to Zhejiang Taohaoche upon the effectiveness of this agreement after it is executed by all parties, and such option shall be irrevocably and shall not be changed during the term of this agreement. This agreement shall come into force upon the execution by all parties and have a term of ten years. Before the expiration of this agreement, if Zhejiang Taohaoche requests, this agreement shall be renewed according to Zhejiang Taohaoche’s request, and the parties shall enter into another agreement on disposal of equity and assets or continue to perform this agreement as required by Zhejiang Taohaoche.

(3)	Exclusive Consultancy and Services Agreement: Pursuant to the Exclusive Consultancy and Services Agreement between Zhejiang Taohaoche and Haitaoche VIEs, Zhejiang Taohaoche agrees to provide relevant consultation and services to Zhejiang Taohaoche as the sole consulting and services provider of Haitaoche VIEs. Haitaoche VIEs agrees to accept the consultation and services provided by Zhejiang Taohaoche within the validity period of this agreement. Haitaoche VIEs further agrees that, except with the prior written consent of Zhejiang Taohaoche, Haitaoche VIEs shall not accept any consultation and services provided by any third party within the business scope set forth in this agreement during the term of this agreement. Zhejiang Taohaoche shall have sole and exclusive rights to and interests in all rights, ownership, interests and intellectual property rights arising from the performance of this agreement. Haitaoche VIEs undertakes that if it intends to conduct any business cooperation with other enterprises, it shall obtain the consent of Zhejiang Taohaoche, and under equal conditions, Zhejiang Taohaoche or its affiliated companies shall have the priority of cooperation. The parties agree that for each financial quarter when Haitaoche VIEs make profit, Haitaoche VIEs shall pay the services fee and Zhejiang Taohaoche has the right to propose adjusting the amount of technical consulting and service fees in view of the income and profit of the Haitaoche VIEs during the quarter as determined pursuant to generally accepted accounting principles at the end of each quarter, and accordingly deliver a notice to the Haitaoche VIEs to adjust the amount of technical consulting and service fees.

(4)	Equity Pledge Agreement: Pursuant to the Equity Pledge Agreement between Zhejiang Taohaoche, Haitaoche VIEs, and the shareholders of Haitaoche VIEs, the shareholders of Haitaoche VIEs, shall pledge all its Equity Interest in Haitaoche VIEs to Zhejiang Taohaoche as security for Zhejiang Taohaoche’s rights and interest. Unless otherwise expressly approved in writing by Zhejiang Taohaoche after the effectiveness of the agreement, the pledge hereunder may be discharged only after Haitaoche VIEs and the pledger have properly fulfilled all their duties and obligations under all the agreements, which shall be acknowledged by Zhejiang Taohaoche in writing. During the term of the pledge, if Haitaoche VIEs fail to pay service fee pursuant to the Exclusive Consultancy and Services Agreement, or fails to perform other terms of such agreement or any terms of the Business Operation Agreement and the Agreement on Disposal of Equity and Assets, Zhejiang Taohaoche shall have the right to enforce the pledge right pursuant to this agreement with a reasonable notice.

(5)	Powers of Attorney (Annex I of Business Operation Agreement): Pursuant to the Equity Pledge Agreement between Zhejiang Taohaoche, Haitaoche VIEs, and the shareholders of Haitaoche VIEs, the shareholders of Haitaoche VIEs irrevocably authorizes Zhejiang Taohaoche or any person designated by HTC WOFE to vote on such the shareholders of Haitaoche VIEs behalf at the shareholders’ meetings of the Haitaoche VIEs and exercise full voting rights as a Haitaoche VIEs shareholder, including but not limited to, the right to propose a shareholders’ meeting, to accept any notification about the holding of such meeting, to attend the shareholders’ meetings and exercise full voting rights, and to sell or transfer any portion of the Haitaoche VIEs shareholder’s equity interests in the Haitaoche VIEs.

F-10

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

The Haitaoche VIE arrangements-continued

As a result of Haitaoche VIE Agreements, the Company is fully and exclusively responsible for the management of Haitaoche VIEs, assumes all of risk of losses of Haitaoche VIEs and has the exclusive right to exercise all voting rights of Haitaoche VIEs’ Shareholders. Therefore, the Company is considered the primary beneficiary of Haitaoche VIEs and has consolidated the financial results of the Haitaoche VIEs and their subsidiaries in the Group’s consolidated financial statements.

Risks in relation to the VIE structure

The Company and the Company’s legal counsel believe that the Kaixin VIE Agreements and Haitaoche VIE Agreements, are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	Revoke the business and operating licenses of Zhejiang Kaixin, Shanghai Auto, Zhejiang Taohaoche, the VIEs and their subsidiaries;

•	Discontinue or restrict the operations of any related-party transactions among Zhejiang Kaixin, Shanghai Auto, Zhejiang Taohaoche, the VIEs and their subsidiaries;

•	Impose fines or other requirements on the Zhejiang Kaixin, Shanghai Auto, Zhejiang Taohaoche, the VIEs and their subsidiaries;

•	Require the Zhejiang Kaixin, Shanghai Auto, Zhejiang Taohaoche, the VIEs and their subsidiaries to revise the relevant ownership structure or restructure operations; and/or

•	Restrict or prohibit the Company’s use of the proceeds of the additional offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its business, including its advertising business, used car trading business and its financing services to used car dealerships, may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs’ subsidiaries and shareholders, and it may lose the ability to receive economic benefits from the VIEs and the VIEs’ subsidiaries.

In addition, if Zhejiang Kaixin, Shanghai Auto, Zhejiang Taohaoche, VIEs and their subsidiaries or their shareholders fail to perform their obligations under the contractual arrangements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these contractual agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with the PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual agreements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these contractual agreements, the Company may not be able to exert effective control over its VIEs, and the Company’s ability to conduct its business may be negatively affected.

F-11

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

Risks in relation to the VIE structure- continued

Certain shareholders of the VIEs are also shareholders of the Company. The interests of the shareholders of the VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example, by influencing the VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as beneficial owners and directors of the VIEs. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIEs as beneficial shareholders of the VIEs should they act to the detriment of the Company. The Company relies on the current shareholders of VIEs whom also are directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of Cayman Islands and act in the best interest of the Company or that conflicts will be resolved in the Company’s favor. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s ability to control the VIEs also depends on the power of attorney that Zhejiang Kaixin, Shanghai Auto, and Zhejiang Taohaoche has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

The following financial statement amounts and balances of the VIEs and their subsidiaries were included in the accompanying consolidated financial statements before elimination of intercompany transactions:

F-12

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

Consolidated Balance Sheets Information

	As of December 31,
	2020	2021
Cash and cash equivalents	$607	$343
Inventories	—	404
Prepayment for vehicle purchase and other current assets	442	51,236
Amounts due from related parties	704	—

Total current assets	1,753	51,983

Property and equipment, net	1	21
Intangible assets, net	293	295
Right-of-use assets		10
Other non-current assets	4,546	—

Total non-current assets	4,840	326

Total assets	$6,593	$52,309

Accounts payable	$—	$199
Short-term borrowing	—	6,277
Accrued expenses and other current liabilities	6	8,873
Advances from customers	412	500
Amounts due to related parties	10	—
Income tax payable	2	3,511

Total current liabilities	430	19,360

Total non-current liabilities	—	—

Total liabilities	$430	$19,360

Consolidated Statements of Operations data

	Years ended December 31,
	2019	2020	2021
Revenues	$45,848	$1,207	$253,840
Net loss	$(109)	$(166)	$(768)

F-13

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

Consolidated Cash Flows Information

	Years ended December 31,
	2019	2020	2021
Net cash provided by (used in) operating activities	$158	$(1,135)	$(3,092)
Net cash (used in) provided by investing activities	$—	$(290)	$2,822
Net cash (used in) provided by financing activities	$(318)	$2,132	$—

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. The creditors of the one of Kaixin VIEs who provided short-term loans of $6,277 to the VIE have recourse to the general credit of Zhejiang Kaixin, Shanghai Auto, and Zhejiang Taohaoche. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict Zhejiang Kaixin, Shanghai Auto, and Zhejiang Taohaoche, VIEs and their subsidiaries from transferring a portion of its net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends.

COVID -19 Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Group, its subsidiaries, its VIE, and subsidiaries of its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Non-controlling interest

A non-controlling interest in the subsidiaries of VIEs of the Group represents the portion of the equity (net assets) in the subsidiaries of VIEs that has not been pledged to WFOES, consequently not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income (loss) and other comprehensive income (loss) are attributed to controlling and non-controlling interests respectively. The assets and liabilities of the Haitaoche (legal acquiree) are measured and recognized in the consolidated financial statements at their pre-combination carrying amounts. Therefore, in a reverse acquisition the noncontrolling interest reflects the noncontrolling shareholder’s proportionate interest in the pre combination carrying amounts of the legal acquiree’s net assets even though the noncontrolling interests in other acquisitions are measured at the fair value at the acquisition date.

F-14

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(d)	Business combinations

Business combinations are recorded using the acquisition method of accounting. The Group uses a screen to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business.

The purchase price of business acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

(e)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include, but are not limited to, the net realizable value of inventories, warrant liabilities, the valuation of prepaid expenses and other current assets, deferred tax valuation allowance, impairment assessment on goodwill and intangible assets, the beneficial conversion feature of preferred shares, the purchase price allocation associated with business combinations.

(f)	Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 — inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

•	Level 2 — inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

F-15

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(g)	Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Group’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the statements of operations in the period of change.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and cash in banks. The Group considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The amount of cash equivalents was both nil as December 31, 2020 and 2021.

(i)	Prepayment for vehicle purchase and other assets

Prepayment for vehicle purchase, other current assets and other non-current assets consist of prepayment for vehicle purchase to the dealership operators, advances to suppliers, deductible input VAT, other receivables and others. The Group reviews suppliers credit history and background information before advancing a payment. The Group maintains an allowance for doubtful accounts based on a variety of factors, including but not limited to the aging of prepayments, concentrations, credit-worthiness, historical and current economic trends and changes in delivery patterns. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Group would provide allowance for such amount in the period when it is considered impaired. There is no allowance recognized for the prepayment for vehicle purchase, other current assets and other non-current assets for the years ended December 31, 2019 and 2020. The Company recorded impairment loss of $4,216 for other non-current assets for the year ended December 31, 2021.

(j)	Inventory

Inventory includes only the purchased new automobiles. Inventory is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. Selling prices are derived from historical data and trends, such as sales price and inventories turnover times of similar vehicles, as well as independent, market resources. Each reporting period the Group recognizes any necessary adjustments to reduce the cost of vehicle inventories to its net realizable value through cost of sales in the accompanying consolidated statements of operations.

Vehicle inventories are considered slow moving if they have not been sold within a 90 days period since procurement. In estimating the level of inventories write-downs for slow moving vehicles, the Group considers historical data and forecasted customer demand, such as sales price and inventories turnover of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgments, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustments to reflect inventories at net realizable value. There were no write-downs of inventories recorded for the years ended December 31,2019, 2020 and 2021.

F-16

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(k)	Convertible notes

The Group accounts for its convertible notes under ASC 470 Debt, using the effective interest method, as a single debt instrument, from the issuance date to the maturity date. Interest expenses are recognized in the consolidated statement of operation in the period in which they are incurred.

(l)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if any. The depreciation is recognized on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Computer equipment and application software	2 - 3 Years
Furniture and vehicles	5 Years

(m)	Intangible assets, net

Intangible asset is stated at cost less accumulated amortization and impairment if any. Intangible asset is amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. When assets are retired or disposed of, the cost and accumulated amortization are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Software	10 Years
Domain name	10 Years
Trademark	10 Years

In accordance with ASC Topic 360, the Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Software and domain name are used for the business of Haitaoche and no impairment indicators was noted. The trademark recognized from the RTO were initial recognized using Relief-From-Royalty (“RFR”) method. The trademark was tested for impairment due to identification of impairment indicator.

The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended December 31, 2019, 2020 and 2021.

(n)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

The Group assesses goodwill for impairment on annual basis as of December 31 or if indicator noted for goodwill impairment, the Group will first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

F-17

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(n)	Goodwill-continued

Quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

For the goodwill recognized as a result of the reverse acquisition on June 25, 2021, the management performed qualitative assessment subsequently, and noted certain facts and circumstances indicated that goodwill may be impaired. Those indicators include the following:

•	the acquisition date fair value of the consideration transferred appeared to be significantly higher than the fair value of the consideration as of the date the acquisition was agreed to, and

•	the declining operating cash flows and recurring net losses resulting from the temporary halt of KAH Group business operation in 2020 and first half of 2021.

As a result, it was considered more likely than not that the fair value of the reporting unit was less than its carrying value, which required the Group to perform a quantitative test, with the income approach using discounted cash flow (“DCF”), to determine the fair value of the KAH Group reporting unit. Based on the results of the quantitative goodwill impairment test, the Group fully impaired the goodwill generated through the reversed acquisition of $143,655 in 2021.

(o)	Impairment of long-lived assets

In accordance with ASC Topic 360, the Group reviews long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be fully recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Management has performed a review of all long-lived assets and has determined that no impairment loss for long-lived assets has occurred for the years ended December 31, 2019 and 2020 and recorded impairment loss of $4,216 for other long-lived assets for the year ended December 31, 2021.

(p)	Right-of -use assets

The Group leases premises for offices under non-cancellable operating leases.

Prior to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance including ASU No. 2017-13, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, and ASU No. 2019-01 (collectively, “Topic 842”), operating leases were not recognized on the consolidated balance sheets, instead, rental expenses with fixed payments were recognized on a straight-line basis over the lease term.

F-18

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(p)	Right-of -use assets-continued

Effective January 1, 2021, the Group adopted Topic 842 using a modified retrospective transition approach for leases that exist at, or are entered into after January 1, 2021, and has not recast the comparative periods presented in the consolidated financial statements. Upon adoption of Topic 842 and the reverse acquisition, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group’s incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Group recognizes the single lease cost on a straight-line basis over the remaining lease term for operating leases.

The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less; expenses for these leases are recognized on a straight-line basis over the lease term.

(q)	Value added tax

Value-added tax (“VAT”) is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheets.

In 2018, the Group entered into a series of ancillary agreements to facilitate its sale of used cars for value-added tax optimization purposes, which was still applicable in 2021. Under these ancillary agreements, when the Group sources a used car, the legal ownership of the car is transferred to Zhejiang Jieying and Shanghai Financial’s executives, and the registration is normally under the name of one of the dealership’s employees. The Group viewed itself as a service provider for VAT purpose, and therefore is only subject to value-added tax on the difference between the original purchase price and the retail price of the used cars. The Group’s other affiliated entities in the PRC, including Zhejiang Taohaoche and VIEs are subject to VAT for sales of automobiles at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases.

The Group reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations.

F-19

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(r)	Revenue recognition

The Group accounts for revenue using Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The following five steps are applied to achieve core principle of ASC 606:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Group satisfies a performance obligation

The Group primarily sells automobiles to car dealers and individual customers through signing written sales contracts. The Group presents the revenue generated from its sales of automobiles on a gross basis as the Group is a principal based on the fact that the Group is primarily responsible for fulling the promise to deliver the specified used cars or new cars to the customers, the Group also has pricing discretion and obtains substantially all of the remaining benefits from the sale goods. Revenue is recognized at a point in time upon delivery, which usually coincide with the timing of the customer acceptance.

The following table identifies the disaggregation of the revenue for the years ended December 31, 2019, 2020 and 2021, respectively:

	For the years ended December 31,
	2019	2020	2021
Used-car sales	$—	$—	$251,054
New-car wholesales	45,848	1,207	2,786
Total revenues	$45,848	$1,207	$253,840

Advances from customers

Advances from customers for sales of goods are payment from customers for purchase, and are deferred when corresponding performance obligation has not been satisfied. They are recognized as revenue upon the Group transfers the control of products to the customers. The balances of advances from customers as of December 31, 2020 and December 31, 2021 were $410 and $553, respectively.

(s)	Cost of revenue

Cost of revenue consists primarily of cost of goods purchased from domestic and overseas regions.

(t)	Income taxes

The Group accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

F-20

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(t)	Income taxes-continued

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($15,500). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. In addition, the Group did not have any interest or penalties associated with uncertain tax position for the years ended December 31, 2019, 2020 and 2021.

(u)	Foreign currency translation

The reporting currency of the Group is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries, VIEs located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK dollar” or “HK$”). For the entities whose functional currency is the RMB and HK$, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Both exchanges rates were published by the Federal Reserve Board. Any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are shown as foreign currency exchange (loss) gains in the consolidated statements of operations and comprehensive income (loss) as incurred.

The consolidated balance sheets amount, with the exception of equity, on December 31, 2020 and December 31, 2021 were translated at RMB6.5250 to $1.00 and at RMB6.3726 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2019, 2020 and 2021 were RMB6.9081 to $1.00, RMB6.7434 to $1.00 and RMB6.3914 to $1.00, respectively.

F-21

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(v)	Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods. Share options granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as the compensation costs over the estimated requisite service period, regardless of whether the market condition has been met.

A change in any of the terms or conditions of share options is accounted for as a modification of stock options. The Company calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

(w)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(x)	Comprehensive income (loss)

Comprehensive income (loss) is comprised of the Group’s net income (loss) and other comprehensive income (loss). The components of other comprehensive income (loss) consist solely of foreign currency translation adjustments.

(y)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

F-22

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

(z)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalent, prepayment for vehicle purchase and other receivable due from noncontrolling shareholders. The Group places its cash and cash equivalent with financial institutions with high-credit ratings and quality.

Prepayment for vehicle purchase and other current assets are concentrated with noncontrolling shareholders (Note 4) as of December 31, 2021. With regard to the prepayment for used car purchase, the Group regularly monitor and performs inspection and counting on these noncontrolling shareholders’ cars inventory to ensure the prepayments are recoverable. Regarding the other receivable due from these noncontrolling shareholders, the Group has arrangement to hold the Company’s ordinary shares issuable to these parties to ensure the repayment of majority of the balances.

There were no customers that accounted for 10% or more of total revenues for the years ended December 31, 2019, 2020 and 2021. No supplier that accounted for 10% or more of total purchase for the years ended December 31, 2019, 2020 and 2021 or 10% or more of prepaid expenses and other current assets balance as December 31, 2020 and 2021.

(aa)	Segment reporting

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources, and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenue is derived from within the PRC, no geographical segments are presented.

(bb)	Recent accounting standards

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public Group for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In August 2020, the FASB amended guidance related to accounting for convertible instruments as part of ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Debts with Conversion and Other Options. The guidance amended the guidance on convertible debt instruments by removing accounting models for the instruments with beneficial conversion features and cash conversion features and amended the disclosure guidance on convertible debt instruments The ASU is effective for public Group for fiscal years, and interim periods within those fiscal years beginning after December 15, 2021. For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2023. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

F-23

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

(bb)	Recent accounting standards-continued

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU requires acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. This guidance is effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The impact of adopting this guidance on the Company’s consolidated financial statements will depend on business combinations occurring on or after the effective date.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position. Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.	REVERSE ACQUISITION

On June 25, 2021, KAH issued (the “Issuance”) an aggregate of 74,035,502 ordinary shares through private placement to several former shareholders of Haitaoche in exchange of 100% of the share capital of Haitaoche, pursuant to the share purchase agreement (the “SPA”) entered into on December 31, 2020. Following the Issuance, Haitaoche became a wholly-owned subsidiary of KAH. Upon the consummation of the Issuance, KAH had a total of 143,460,495 outstanding ordinary shares, and former shareholders of Haitaoche accounted for 51.61%, became the controlling shareholders of KAH. Therefore, the shareholders of Haitaoche controlled largest portion of the voting rights in the consolidated entity, and the management of Haitaoche became the management of the consolidated entity after the reverse acquisition.

The substance of the transaction was a reverse acquisition, where the transaction constitutes a business combination for accounting purposes and is accounted for using the acquisition method under ASC 805. Haitaoche is deemed to be the accounting acquirer and its assets and liabilities, equity and historical operating results are included at their historical carrying values, and the net assets of KAH are recorded at the fair value as of the date of the transaction. Transaction costs in the amount of $0.2 million were incurred in connection with the reverse acquisition and were expensed as incurred.

F-24

3.	REVERSE ACQUISITION-CONTINUED

The fair value of the consideration paid as part of the transaction as well as the fair value of identifiable assets and liabilities acquired are presented below.

Amount
$
Fair value of consideration transferred (1)	161,760

Fair value of the assets acquired and the liabilities assumed
Cash and cash equivalents	4,299
Prepaid expense	46,708
Property plant and equipment	31
Trademark (Intangible Assets)	15,100
Right-of-use assets	47
Goodwill	143,655
Subtotal of total assets	209,840
Short-term bank loan	(8,195)
Accounts payable	(406)
Advance from customers	(461)
Short-term lease liabilities	(32)
Other payables	(13,198)
Amounts due to RPT	(4,288)
Income tax payable	(4,079)
Warrants	(2,335)
Mezzanine equity-Preferred shares	(1,437)
Subtotal of total liabilities	(34,431)
Less: Non-controlling interest	(7,649)
Less: Preferred shares (2)	(6,000)
Total net assets	161,760

(1)	The fair value of 69,424,993 ordinary shares issued to pre-reverse acquisition KAH shareholders is $161,760 based on the quoted fair market value of $2.33 per ordinary share on June 25, 2021.

(2)	It represented Series D convertible preferred shares of KAH issued to Renren Inc. on April 8, 2021 (see Note 15)

The unaudited pro forma information for the periods set forth below gives effect to the reverse acquisition as if the reverse acquisition had occurred as of January 1, 2020. This pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the transactions been consummated as of that time.

	For the years ended December 31,
	2020	2021
	Unaudited	Unaudited
Revenue	$34,367	$257,631
Net loss	$(5,486)	$(191,468)

F-25

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2020 and 2021, prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2020	2021
Prepayment for vehicle purchase(1)	$—	$32,091
Other receivables (2)	—	19,249
Deductible input VAT	29	545
Advance to suppliers	412	23
Others (3)	—	1,362
Prepaid expenses and other current assets	$441	$53,270

(1)	The balance mainly represents pre-payments to the dealership operators who are operators of the used car dealership with whom the Company set up special purpose holding companies to operate the used car business, mainly to purchase used vehicles from the market.

(2)	The balance represents cash advances paid to the dealership operators for purchasing used vehicles historically and shall be repaid in cash, and the balance is secured using ordinary shares of the Company to be issued to them as agreed with the dealership operator (Note 8).

(3)	Others mainly included prepaid rent, staff advances, prepaid marketing fee, advertising fee, professional fee, and other receivables incurred for daily operations.

5.	INTANGIBLE ASSETS, NET

	As of December 31,
	2020	2021
Trademark (1)	$—	$14,983
Domain name	289	—
Software	—	445
Others	7	—
Total	296	15,428
Less: Accumulated amortization	(3)	(788)
Intangible assets, net	$293	$14,640

(1)	The trademark was identified due to the reverse acquisition of KAH with Haitaoche on June 25, 2021. It has remaining useful life of 9.5 years as of December 31, 2021.

Amortization expense was $1, $2 and $785 for the years ended December 31, 2019, 2020 and 2021, respectively.

F-26

6.	OTHER NON-CURRENT ASSETS, NET

As of December 31, 2020 and 2021, other non-current assets consisted of the following:

	As of December 31,
	2020	2021
Long-term receivables from suppliers (1)	$4,442	$4,112
Legal deposit (2)	104	104
Other non-current assets, gross	$4,546	$4,216
Less: impairment for uncollectible receivables (3)	—	(4,216)
Other non-current assets, net	4,546	—

(1)	Other non-current assets mainly represented the receivable from a foreign supplier, Brueggmann Group (“BG”) in Germany for payment of automobiles purchase early in 2016. BG has never delivered the automobiles. The Gross prepayment amounts were $4,231 and $3,916, as of December 31, 2020 and 2021, respectively.

In August 2018, the Group filed a lawsuit under the district court of Hamburg (Landgericht Hamburg) against 1) Michael Brueggmann-Kirschberger and 2) Dirk Bjoern Kirschberger ("Defendants"), who are the CEO and Marketing Director of BG. respectively. The Group filed this lawsuit to assert its refund claims against Defendants in the amount of EUR 3,459,706 plus interest. The first oral hearing took place in February 2020 before the district court. Further hearings followed in June and October 2020. In all these hearings, the Court focused on the question whether it has jurisdiction over the case. With its interlocutory judgement, which was issued by the Court on November 16, 2020, the court confirmed its jurisdiction. Defendants are entitled to appeal this decision and ask the Higher Regional Court in Hamburg for review. With letter dated December 9, 2020 submitted to external legal counsel on December 18, 2020, Defendants have appealed this judgement. With judgement issued by the district court of Hamburg (Landgericht Hamburg) on December 6, 2021, the district court ruled the case in favour of the Group as requested by the Group.

Submitted to external legal counsel on January 05, 2022, Defendants have appealed against this judgement to the Higher District Court of Hamburg.

(2)	Legal deposit is the amounts paid to the lawyer related to the case mentioned in above note.

(3)	As the Defendants have appealed against the judgement in January, 2022, the Company expects that Defendants are not willing to repay the receivables even if Defendants lose the lawsuit. The Company recognized impairment of nil and $4,216 for the receivables from BG and the legal deposit as well as the other suppliers as of December 31, 2020 and 2021.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021
Other taxes payable	$—	$5,120
Used car services payables	—	3,333
Accrued professional fee	—	2,698
Individual income tax payable	—	2,207
Others	6	1,133
Total	$6	$14,491

F-27

8.	DEALERSHIP SETTLEMENT

During 2017 and 2018, the Company entered into several equity purchase agreements (the “Equity Purchase Agreements”) with the original dealers and after-sale service center operators of various auto dealerships (the “Dealership Operators”), to acquire 70% equity interest of the dealerships. According to the Equity Purchase Agreements, the Company agreed to provide certain payments of its ordinary shares to the Dealership Operators as part of the equity acquisition considerations, subject to certain payment triggers including the operating performance of the dealerships and service centers and KAH’s ordinary share price (“Contingent Consideration”). The Company recognized the Contingent Consideration as liability at fair value as of the acquisition date and the subsequent changes in fair value as gain/loss into earnings/(loss). In connection with the Company’s IPO on April 30, 2019, Renren Inc. (“Renren”) agreed to assume the Contingent Consideration from the Company, and the Company reclassified the Contingent Consideration from a liability to additional paid-in capital.

Since 2019, due to disagreements with certain Dealership Operators on operational matters, the Company had disruptions in operations of several dealerships. After continuous negotiations with the Dealership Operators, the Company signed the amendments to Equity Purchase Agreement (the “Amendments”) with seven Dealership Operators in August 2021, to 1) confirm a total of 4,513,761 ordinary shares as part of the Contingent Consideration issuable to the Dealership Operators in accordance with the Equity Purchase Agreements subject to the operating performance of the dealerships and service centers before 2021; 2) provide a total of 7,172,529 ordinary shares (“Compensation Shares”) to the Dealership Operators, as incentives to revitalize the operations of the dealerships. The Company recognized the Compensation Shares as expenses related to provision for dealership settlement.

On November 30, 2021, Renren transferred 13,422,613 ordinary shares of the Company it held, to an escrow company to fully settle the Contingent Consideration shares of 8,219,510. In addition to the Contingent Consideration shares, there were 5,203,103 ordinary shares transferred toward settlement of the Compensation Shares, which are recognized by the Company as additional paid-in capital.

The Company shall issue additional 1,969,425 shares to the Dealership Operators to fully satisfy the Compensation Shares, which was recognized as payable for dealership settlement at the fair value by reference to the quoted price of Company’s ordinary share at the commitment date with subsequent changes in fair value reflected in provision for dealership settlement. The payable for dealership settlement was $2,245 as of December 31, 2021, and the expenses related to provision for dealership settlement was $11,142 for the year then ended.

9.	LEASE

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2021 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	5
Weighted average discount rate	11.5%

For the years ended December 31,2020 and 2021, the operating lease asset obtained in exchange for operating lease liabilities amounted to nil and $515, respectively, cash prepaid for amounts included in the measurement of lease liabilities were nil, nil and $31 for the years ended December 31, 2019, 2020 and 2021.

F-28

9.	LEASE-CONTINUED

During the years ended December 31, 2019, 2020 and 2021, the Company incurred total operating lease expenses of $27, $2 and $29 respectively.

As of December 31, 2021, the future minimum rent payable under non-cancelable operating leases were:

2022	$137
2023	137
2024	139
2025	145
2026	107
Total lease payments	665
Less: imputed interest	(150)
Present value of lease liabilities	$515
Lease liabilities - current	(84)
Lease liabilities – non-current	(431)

10.	RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group:

	Name	Relationship
(a)	Beijing Haitaoche Consulting Co., Ltd. (“Beijing Haitaoche”)	An entity ultimately controlled by Mr. Lin Mingjun (“Mr. Lin”), controlling shareholder and chief executive officer of the Group
(b)	Renren Inc.	A principal shareholder of the Company
(c)	Zhejiang Jieying Automobile Sales Co., Ltd. (“Zhejiang Jieying”)	A subsidiary of the KAH, before the reverse acquisition, Mr. Lin was named as the acting chief executive officer of the Company, effective as of November 3, 2020, Zhejiang Jieying was considered a related party controlled by Mr. Lin in from November 3, 2020 till June 25, 2021, when Zhejiang Jieying was consolidated.
(d)	Mr. Huang Erquan	Supervisor of Ningbo Jiusheng Automobile Sales and Services Co., Ltd.(“Ningbo Jiusheng”), one of subsidiaries of HTC.
(e)	Ningbo Lulufa Automobile Sales Co., Ltd. (“Ningbo Lulufa”)	An entity ultimately controlled by Mr. Lin
(f)	Zhejiang Haitaoche Technology Co., Ltd. (“Zhejiang Haitaoche”)	An entity ultimately controlled by Mr. Lin
(g)	Ningbo Meishan Haitaoche International Trading Co., Ltd. (“Meishan Haitaoche”)	An entity ultimately controlled by Mr. Lin
(h)	Beijing Lulufa Network Co., Ltd. (“Beijing Lulufa”)	An entity ultimately controlled by Mr. Lin
(i)	Ningbo Meishan Baoshuigangqu Lelebai Investment Co., Ltd. (“Lelebai”)	An entity ultimately controlled by Mr. Lin

F-29

10.	RELATED PARTY TRANSACTIONS AND BALANCES-CONTINUED

Amounts due from related parties

As of December 31, 2020 and 2021, significant amounts due from related parties, consisted of the following:

	As of December 31,
	2020	2021
Zhejiang Jieying (1)	$690	$—
Renren and its subsidiaries	15	—
Amounts due from related parties	$705	$—

(1)	The balances mainly consisted of advanced funds provided to the related party to finance daily operations. After the reverse acquisition, KAH was consolidated to the Company and not a related party as of December 31, 2021, the intercompany balances were eliminated to nil as of December 31, 2021.

Amounts due to related parties

As of December 31, 2020 and 2021, significant amounts due to related parties consisted of the following:

	As of December 31,
	2020	2021
Renren and its subsidiaries(1)	$—	$3,943
Beijing Haitaoche	10	—
Amounts due to related parties	$10	$3,943

(1)	The balance mainly represented the advance fund provided by Renren and its subsidiaries to finance the Group’s daily operations.

F-30

11.	BORROWING

	As of December 31,
	2020	2021
Short-term debt:
East West Bank (1)	$—	$6,277

Long-term debt:
East West Bank (2)	—	2,000

(1)	The annum interest rate of borrowings from East West Bank was 6%. As of December 31, 2021, the Group’s short-term debt was with one-year maturity date.

The loan with amount of $6,277 was guaranteed by a wholly-owned subsidiary of Renren Inc, Qianxiang Shiji Technology Development (Beijing) Co., Ltd., a related party of the Group, covered by irrevocable standby letter of credit issued by East West Bank to Renren with Renren’s restricted cash pledged as security.

(2)	The annum interest rate of borrowings from East West Bank was 2.8%. The Group’s long-term debt matures on August 31, 2023.

The loan was under an irrevocable standby letter of credit issued by East West Bank to Renren in April 2019 with Renren’s restricted cash pledged as security.

Interest expenses were $3, $1 and $223 recorded in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2019, 2020 and 2021.

12.	INCOME TAXES

Cayman Islands

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Group’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the years ended December 31, 2020 and 2021. Therefore, no Hong Kong profit tax has been provided for the years ended December 31, 2019, 2020 and 2021.

PRC

The Group’s PRC subsidiary, VIEs are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax expense are as follows:

	For the years ended December 31,
	2019	2020	2021
Current income tax benefit	$—	$—	$729
Deferred income tax expense	—	—	—
Total income tax benefit	$—	$—	$729

F-31

12.	INCOME TAXES-CONTINUED

PRC-Continued

The reconciliations of the statutory income tax rate and the Group’s effective income tax rate are as follows:

	For the years ended December 31,
	2019	2020	2021
Net loss before provision for income taxes	$110	$166	$196,657
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	27	42	49,164
Impairment of goodwill	—	—	(35,914)
Reversal of taxable deemed interest income from inter-company interest-free loans	—	—	1,354
Fair value change on warrants	—	—	500
Non-deductible loss and SBC expenses not deductible for tax purposes	—	—	(13,262)
Effect of income tax rate differences in jurisdictions other than the PRC	—	—	(437)
NOL not applicable for carryforward	(1)	(56)	(193)
Change in valuation allowance	(26)	14	(483)
Income tax benefit	$—	$—	$729
Effective tax rates	—%	—%	0.38%

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset as of December 31, 2020 and 2021 is as follows:

The tax effect of temporary difference balance as of December 31, 2021 were mainly from KAH Group as a result of the reverse acquisition.

	As of December 31,
	2019	2020	2021
Deferred tax assets:
Write-down of Prepaid expenses and other current assets	$—	$—	$4,249
Write-down of inventory	—	—	3,874
Provision for doubtful accounts	—	—	2,315
Write down of Other non-current assets	—	—	1,054
Accrued expense	—	—	207
Accrued payroll and welfare	—	—	61
Advertising expense	—	—	6
Net operating loss carry forwards	402	388	13,474
Subtotal	402	388	25,240
Valuation allowance	(402)	(388)	(25,240)
Deferred tax assets, net	$—	$—	$—

The Company had total deferred tax assets related to net operating loss carry forwards at $388 and $13,474 as of December 31, 2020 and 2021, respectively. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2020 and 2021, full valuation allowances were established because the Company believes that it is more likely than not that its deferred tax assets will not be utilized as it does not expect to generate sufficient taxable income in the near future. As of December 31, 2021, the Company had net operating losses from several of its PRC entities of $53,241, which can be carried forward to offset future taxable profit. The net operating loss of $25,695, $8,939, $10,634, $5,628 and $2,345 will expire by 2022, 2023, 2024, 2025 and 2026, respectively, if not utilized. As of December 31, 2021, the Company had net operating loss of $3 from Hong Kong subsidiaries which do not have an expiring date.

F-32

12.	INCOME TAXES-CONTINUED

PRC-Continued

The movements of the valuation allowance are as follows:

	As of December 31,
	2019	2020	2021
Balance at the beginning of the year	381	402	388
Current year addition	27	63	1,454
Current year reversal	—	—	(753)
Reduction due to usage of NOL	—	(21)	(25)
Reduction due to statute expiration	(1)	(56)	(193)
Reverse acquisition	—	—	23,843
Exchange rate effect	(5)	—	526
Balance at the end of the year	402	388	25,240

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on the Company’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2017 to present of the Company’s PRC subsidiaries and VIEs and VIEs’ subsidiaries remain subject to tax audits as of December 31, 2021 at the tax authority’s discretion.

13.	CONVERTIBLE NOTES

On November 19, 2021, the Group issued and sold a Convertible Promissory Note (“Note”) to STREERERVILLE CAPITAL, LLC (the “Lender”), in the principal amount of $2,180. The purchase price for this Note were $2,000, computed as follows: $2,180 principal, less discount at issuance of $160, less the transaction expense amount of $20 incurred in connection with the purchase and sale of the Securities. The Note bears an interest at 8% per annum and is repayable in full in 18 months from issuance.

According to the Securities Purchase Agreement, the Group has right to repay the Note until it received the conversion notice from Lender or repayment date. The Lender also has right to conversion the Note into ordinary shares at any time following the 6-month anniversary of the issuance date until the outstanding balance has been paid in full, at election, to convert all or any portion of no less than $200,000 of the outstanding balance into ordinary shares of the Company. The conversion price is $3.00 per ordinary share.

The Company has not elected the fair value option for the convertible note. And the Note does not have any embedded conversion option which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor does it contain a cash conversion feature or beneficial conversion feature. The Company accounts for the Note as a liability in its entirety following ASC 470 Debt and recorded interest expenses of $22 for the year ended December 31, 2021.

14.	MEZZANINE EQUITY AND WARRANT LIABILITIES

On December 28, 2020, KAH entered into a definitive securities purchase agreement with U.S. based KX Venturas 4 LLC (the “Investor”) and completed the initial closing on December 29, 2020.

Pursuant to the agreement, the Investor will invest $6,000 in newly designated Series A convertible preferred shares (the “Series A Preferred Shares”) of KAH. The first $3,000 of the investment closed on December 29, 2020 (the “First Closing”). The Series A Preferred Shares are convertible into 1,000,000 ordinary shares of KAH’s at a conversion price of $3.00, subject to customary adjustments. Pursuant to the Purchase Agreement, the Investor will also receive warrants to subscribe for KAH’s ordinary shares at an exercise price of $3.00 per share.

In connection with the issuance of 3,000 convertible preferred shares at the First Closing, 1,500,000 Series A Warrants, 1,333,333, Series B Warrants and 2,000,000 Series C Warrants (collectively the “Warrants”) were issued to the Investor, with each warrant provided the holder the right to subscribe for KAH’s ordinary shares at an exercise price of $3.00 per share. Series A and Series B Warrants are immediately exercisable, and Series C Warrants are exercisable upon exercise and in proportion to the number of Series B Warrants exercised. Series A, B and C warrants expire on December 29, 2027, August 29, 2022 and June 29, 2028, respectively.

F-33

14.	MEZZANINE EQUITY AND WARRANT LIABILITIES-CONTINUED

The Series A Preferred Shares and Warrants are bundled transactions, which were considered as equity-linked instruments. The management has determined that there was beneficial conversion feature attributable to the preferred shares because the initial effective conversion prices of these preferred shares were lower than the fair value of KAH’s ordinary shares at the relevant commitment dates, and the effect of beneficial conversion feature was recognized in additional paid-in capital.

The Group classified the Series A Preferred Shares as mezzanine equity instead of permanent equity on the consolidated balance sheets since they were contingently redeemable upon the occurrence of the redemption event, that is if the Volume-weighted average price is less than $3.00 on the 54-month anniversary of the applicable Original Issue Date (December 29, 2020) and expired in 2025, which is outside the Group’s control. The fair value allocated to the Series A Preferred Shares was $1,310 at the date of the First Closing. The Warrants are classified as a liability and the fair value allocated to warrants was $1,690 as of the date of the First Closing.

The Group accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date (June 1, 2025) of the instrument using the interest method. In August 2021, total Series A preferred Shares of $3,000 were converted at conversion price of $3.00 into 1,089,145 ordinary shares of the Company.

The Warrants were classified as the warrants liability, which was re-measured at fair value of $340 as of December 31, 2021, and will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the statement of operations. No warrants were exercised as of December 31, 2021.

The fair value of the warrants as of December 31, 2021 were calculated using the Black-Scholes pricing model with the following assumptions:

	As of December 31, 2021
	Series A Warrant	Series B Warrant	Series C Warrant
Risk-free rate of return	1.41%	0.24%	1.46%
Estimated volatility rate	45.82%	50.55%	46.99%
Dividend yield	0.00%	0.00%	0.00%
Spot price of underling ordinary share	1.14	1.14	1.14
Exercise price	$3.00	$3.00	$3.00
Fair value of warrant	$335	$3	$2

15.	EQUITY

Ordinary shares

KAH issued 74,035,502 ordinary shares to the former shareholders of Haitaoche in the RTO. The shareholders’ structure as of December 31, 2021 reflects the equity structure of the KAH, including the equity interests KAH issued to effect the reverse acquisition. The shareholders’ equity structures as of December 31, 2020 were presented after giving retroactive effect to the reverse acquisition of the Group that was completed on June 25, 2021. The comparative share capital amounts as of December 31, 2020 have been retroactively adjusted to reflect the legal capital of KAH.

Preferred shares

On March 31, 2021, KAH entered into a definitive securities purchase agreement with Renren Inc. (the “Holder”) and completed the closing on the same date.

Pursuant to the agreement, the Holder will invest $6,000 in newly designated Series D convertible preferred shares (the “Series D Preferred Shares”) of KAH. Major terms of the Series D Preferred Shares are as follows:

Conversion Rights: Series D preferred shares are convertible into 2,000,000 ordinary shares of KAH’s at a conversion price of $3.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date (April 8, 2021) at the option of the Holder into that number of ordinary shares.

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15.	EQUITY-CONTINUED

Preferred shares-Continued

Redemption Rights: the redemption included optional redemption and redemption on triggering events. With respect to optional redemption, KAH may deliver a notice to the Holders of its irrevocable election to redeem some or all of the then outstanding Series D Preferred Shares at any time after March 30, 2022. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Company to redeem all of the Series D Preferred Shares.

The Series D Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control. The Group has determined that there was no beneficial conversion feature attributable to the Series D Preferred Shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Group’s ordinary shares at the commitment dates. The Group has issued 6,000 convertible preferred shares and received $6,000 as of April 8, 2021.

Warrants

As of December 31, 2021, there were 11,957,008 Warrants outstanding, which was issued by KAH and consist of 10,318,145 Warrants which were issued with units in the initial public offering (“IPO”) of KAH in 2017, 1,000,000 Warrants issued with units upon the conversion of convertible loan of Kunlun Tech Limited, 263,863 Warrants issued to Shareholder Value Fund and 375,000 Warrants issued with units for share subscription of E&A Callet Investment Limited (collective the “2019 Warrants”).

Each whole 2019 Warrant that was issued with units in the IPO and issued with units to 2019 Warrants is exercisable for one ordinary share at a price of $11.50 per full share. 2019 Warrants may only be exercised for whole numbers of shares. The 2019 Warrants became exercisable on April 30, 2019 and have a term of five years from April 30, 2019.

The Group may redeem the outstanding 2019 Warrants, in whole and not in part, at a price of $0.01 per warrant:

•	at any time while the 2019 Warrants are exercisable,

•	upon a minimum of 30 days’ prior written notice of redemption,

•	if, and only if, the last sales price of the ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30- trading day period ending three business days before the Group sends the notice of redemption, and

•	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such Public Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Group calls the 2019 Warrants for redemption as described above, the management will have the option to require all holders that wish to exercise 2019 Warrants to do so on a “cashless basis.”

The 2019 Warrants were recognized as an equity instrument as it meets all of the criteria for equity classification and is classified within equity as additional paid-in capital.

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15.	EQUITY-CONTINUED

Options

There was a call option purchased by the IPO underwriter of KAH in 2017, which is exercisable at $10.00 per Unit to purchase up to 900,000 Units (or an aggregate exercise price of $9,000,000). The option may be exercised for cash or on a cashless basis, at the holder's option, and expires five years from the effective date of the registration statement related to the initial public offering of KAH (i.e., expires by October 2022).

Statutory reserve and restricted net assets

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE entities located in the PRC, are required to provide for certain statutory reserves. The statutory reserve fund required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC subsidiary and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Group’s PRC subsidiary and VIEs is restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of paid-in-capital and statutory reserve of Group’s PRC subsidiary and VIEs, were $7,640 and $117,085 as of December 31, 2020 and December 31, 2021, respectively.

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16.	FAIR VALUE MEASUREMENTS

Assets and liabilities measured or disclosed at fair value

The Group measures its financial assets and liabilities, including warrant liability at fair value on a recurring basis as of December 31, 2020 and December 31, 2021. The Group measured its prepayment for vehicle purchase and other current assets, accounts payable, short-term debt, amounts due from and due to related parties at amortized cost. The carrying value of the short-term debt obligations approximate fair value, considering the borrowing rates are at the same level of the current market yield for the comparable debts. The carrying value of cash and cash equivalent, prepayment for vehicle purchase and other current assets, accounts payable, and amounts due from and due to related parties’ approximate fair value due to the relatively short maturity.

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2020				As of December 31, 2021
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted				Quoted
	price in				price in
	active				active
	markets				markets
	for	Significant	Significant		for	Significant	Significant
	identical	other	unobservable		identical	other	unobservable
	assets	observable	inputs		assets	observable	inputs
	Level 1	inputs	Level 3	Total	Level 1	inputs	Level 3	Total
Warrant liabilities	—	—	—	—	—	—	(340)	(340)

There have been no transfers between Level 1, Level 2, or Level 3 categories during the years ended December 31, 2020 and December 31, 2021.

Assets measured at fair value on a nonrecurring basis

The Group measures its property, equipment, and intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates.

Assets measured at fair value on a nonrecurring basis-Continued

Goodwill is evaluated for impairment annually or more frequently if events or conditions indicate the carrying value of a reporting unit may be greater than its fair value. Impairment testing compares the carrying amount of the reporting unit with its fair value. In 2021, the Group performed impairment tests for goodwill caused by the reverse acquisition using the discounted cash flow method. The fair value of goodwill is a Level 3 valuation based on certain unobservable inputs including projected cash flows, terminal growth rate of 2.5%, forecasted inflation rate of 2.5%, discount rate of 12% that would be utilized by market participants in valuing these assets or prices of similar assets.

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17.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	For the years ended December 31,
	2019	2020	2021
Net loss attributable to Kaixin Auto Holdings' shareholders	$(110)	$(166)	$(196,579)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted, shares retroactively adjusted for the reverse acquisition on June 25, 2021)	74,035,502	74,035,502	114,416,353

Loss per share attributable to Kaixin Auto Holdings' shareholders - basic and diluted	$(0.0015)	$(0.0022)	$(1.7181)

Since the Group is in a net loss for the years ended December 31, 2019, 2020 and 2021 presented in these financial statements, the potential dilutive securities were not included in the calculation of dilutive net loss per share where their inclusion would be anti-dilutive. And no dilutive security was issued for the years ended December 31, 2019, 2020 and 2021, there was no difference between the Group’s basic and diluted net loss per share for the periods presented. The potential dilutive securities that were not included in the calculation of dilutive loss per share in those periods are nil, nil and 167,151 respectively, for the years ended December 31, 2019, 2020 and 2021 , as inclusion would have been anti-dilutive.

18.	SHARE-BASED COMPENSATION

Kaixin incentive plans

(a)	Kaixin Auto Holdings Incentive Plan (the “Kaixin 2019 Plan”)

On April 30, 2019, KAH adopted Kaixin 2019 Plan, whereby 4,715,700 ordinary shares of KAH are made available for future grant for employees of KAH share options or restricted shares.

On May 3, 2019 (the “Replacement Date”), the Company’s board of directors approved a directive to replace all the outstanding share options granted during the year ended December 31, 2018 under the 2018 Plan to 144 employees with 2,186,364 options and 2,183,828 restricted shares. The exercise price of the options was reduced from $1.70 per share to $0.01 per share. The replacement options were subject to graded vesting over three years from the Replacement Date, in which 25% ~ 62.5% of the options granted to each individual vest on the grant date immediately and 1/36 of their remaining options vests monthly subsequent to the Replacement Date. For the restricted shares, there were 205,215 replacement restricted shares granted to certain employees vested immediately and 917,738 replacement restricted shares were subject to graded vesting, which were vested 1/4 annually starting from January 1, 2020. The remaining replacement restricted shares were subject to graded vesting over three years from the Replacement Date, in which 62.5% of the total restricted shares vest on the grant date immediately and 1/36 of the remaining restricted shares vests monthly subsequent to the Replacement Date.

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18.	SHARE-BASED COMPENSATION CONTINUED

(b)	Kaixin Auto Holdings Incentive Plan (the “Kaixin 2020 Plan”)

On November 17, 2020, the board of directors of KAH approved the Kaixin 2020 Plan, under which, up to 5,000,000 ordinary shares may be granted as awards in form of share options, restricted shares or restricted shares units. In the event of a change in control or another transaction having a similar effect, then any incentives granted under the 2020 Incentive Plan shall be deemed vested immediately. No such award has been granted during the year ended December 31, 2020. The Company has granted 5,181,778 restricted shares under the Kaixin 2020 Plan in 2021.

(c)	Kaixin Auto Holdings Incentive Plan (the “Kaixin 2021 Plan”)

On July 12, 2021, the board of directors of KAH approved the Kaixin 2021 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2021 Plan is 26,596,000. As of December 31, 2021, the Company has granted 20,535,000 restricted shares under the Kaixin 2021 Plan.

In determining the fair value of share options in 2019, a binomial option pricing model is applied. Assumptions used to estimate the fair values of the share options granted or modified on grant date were as follows:

Grant date
Risk-free interest rate (1)	2.50-3.00%
Volatility (2)	45%-46%
Expected term (in years) (3)	10
Exercise price (4)	$0.01
Dividend yield (5)	—
Fair value of underlying ordinary share (6)	$2.12-$3.36

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected life of the options, and the country risk spread between China and United States was considered.

(2)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(3)	Expected term

For the options granted to employees, the Company estimated the expected term based on the vesting and contractual terms and employee demographics. For the options granted to non-employees, the Company estimated the expected term as the original contractual term.

(4)	Exercise price

The exercise price of the options was determined by the Company’s board of directors.

(5)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

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18.	SHARE-BASED COMPENSATION-CONTINUED

(6)	Fair value of underlying ordinary shares

Prior to the consummation of the listing, the estimated fair value of the ordinary shares underlying the options as of the valuation date was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third party appraisal of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation date was determined with the assistance of an independent third-party appraiser. The fair values of the underlying ordinary shares on each date of the grant after April 30, 2019, were the closing prices of the Company's ordinary shares traded in the Stock Exchange.

The estimated fair value of restricted shares granted on each date of the grant under Kaixin 2020 Plan and Kaixin 2021 plan were the closing prices on the relevant grant date of the Company’s ordinary shares traded in the Stock Exchange.

A summary of the Company’s share options activities held by the Company’s employees for the year ended December 31, 2021 was as follows:

			Weighted
			average	Weighted
		Weighted	grant day	Average
		Average	fair	Remaining	Aggregate
	Number of	Exercise	Value per	Contractual	Intrinsic
Options Granted to Employees and Directors	Shares	Price	shares	Years	value
Outstanding as of December 31, 2020	1,489,794	$0.02	$3.17	9.08	$3.73
Forfeited	16,334	—	—	—	—
Granted	—	—	—	—	—
Exercised	1,306,309	0.02	3.17	—	1.12
Outstanding as of December 31, 2021	167,151	0.02	3.17	0.99	1.12
Expected to vest as of December 31, 2021	15,637	0.02	3.17		1.12
Exercisable as of December 31, 2021	151,514	0.02	3.17		1.12

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $1.14 of the Company's ordinary share on December 31,2021.

As of December 31, 2021, there was approximately $50 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of 0.91 years.

A summary of the nonvested restricted shares activity as of December 31, 2021 is as follows:

		Weighted average fair value
	Number of nonvested	per ordinary share
	restricted shares	at the grant dates
Outstanding as of December 31, 2020	1,157,990	3.36
Forfeited	240,514	3.80
Granted	25,716,778	2.55
Vested	21,192,624	2.59
Unvested as of December 31, 2021	5,441,630	2.55

As of December 31, 2021, there was approximately $11,697 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 1.53 years.

The total fair value of shares vested during the years ended December 31, 2019, 2020 and 2021 was nil, nil and $38,669.

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18.	SHARE-BASED COMPENSATION-CONTINUED

Total share-based compensation expense of share-based awards granted to employees and directors for the years ended December 31, 2019, 2020 and 2021 were as follows:

	Years ended December 31,
	2019	2020	2021
Selling and marketing	—	—	264
Research and development	—	—	55
General and administrative	—	—	41,270
Total share-based compensation expense	—	—	41,589

19.	COMMITMENT AND CONTINGENCIES

In April 2021, an individual Xujin, who bought a used car in 2018 in Zhejiang Jieying, a subsidiary of the Group, commenced a lawsuit against Zhejiang Jieying in Shanghai Jiading District Intermediate People’s Court alleging that Zhejiang Jieying defraud in the sales of used car and seeking for revoking the used car sales contract signed on May 4, 2018, the payment of contractual payment of $463 (RMB2,950) and requested for compensation of $1,389 (RMB8,850). The appellate court has rendered its judgment on December 6, 2021that Xujin should revoke its allegation. Xujin appealed on March 2, 2022 and the result could not be reasonably estimate at this stage. The Company plans to defend the case rigorously.

20.	SUBSEQUENT EVENTS

In January 2022, the Group signed an investment cooperation agreement with the government of Suzhou, Anhui Province, Suzhou government determined to invest RMB100 million, (approximately $15.4 million) to subscribe for ordinary shares of the Company to support the electronic vehicles (“EVs”) business. Suzhou government will pay the investment consideration in two installments, the first payment of RMB 30 million (approximately $4.6 million) had been received in February 2022 and the remaining portion of RMB 70 million (approximately $10.8 million) shall be received after the Company obtain the order of 5,000 EVs. In March, 2022, the Company obtained order for 5,000 EVs, and the second payment is expected to be received in the first half year of 2022.

In March 2022, the Group signed three strategic cooperation agreements, the counter parties ordered designated EVs to in the next 5 years.On March 23, 2022, the Company signed sales order for 5,000 units of new energy logistics vehicles with BUJIA Logistics Co., Ltd., in connection with the strategic cooperation agreements signed previously.

The Group has performed an evaluation of subsequent events up to the date of the consolidated financial statements were issued, and determined that no events that would have required adjustment or disclosure in the consolidated financial statements other than those discussed in above.

21.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the Group is required to disclose the financial statements for the parent Company.

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KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2020	2021
ASSETS
Investment in subsidiaries and consolidated VIEs	$6,163	$29,662
Total assets	6,163	29,662
LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	—	—

Shareholders’ equity
Ordinary Shares (par value of $0.00005 per shares;1,000,000,000 shares authorized, 74,035,502 and 163,129,655 shares issued and outstanding as of December 31, 2020 and 2021 respectively)	4	8
Series D convertible preferred shares (par value of $0.0001, nil and 6,000 shares authorized as of December 31, 2020 and 2021, respectively. Nil and 6,000 shares issued and outstanding as of December 31, 2020 and 2021 respectively)	—	1
Additional paid-in capital	7,632	227,310
Accumulated deficit	(1,715)	(198,294)
Accumulated other comprehensive income	242	637
Total shareholders’ equity	6,163	29,662
Total liabilities and shareholders’ equity	$6,163	$29,662

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KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2019	2020	2021
Operating income:
Share of loss of subsidiaries and VIEs	$(110)	$(166)	$(196,579)
Loss before income tax expense	(110)	(166)	(196,579)
Income tax expense	—	—	—
Net loss	(110)	(166)	(196,579)

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KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOW

For the years ended December 31,
	2019	2020	2021
Cash flows from operating activities	$—	$—	$—
Cash flows from investing activities	—	—	—
Cash flows from financing activities	—	—	—
Net increase in cash, cash equivalents and restricted cash	—	—	—
Cash, cash equivalents and restricted cash, at beginning of year	—	—	—
Cash, cash equivalents and restricted cash, at end of year	$—	$—	$—

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